Mail Stop 3561

        October 20, 2005

Mr. Michael J. Smith
President, Chief Executive Officer and Secretary
MFC Bancorp Ltd.
Suite 803, 8th Floor
Dina House
Ruttonjee Centre
11 Duddell Street
Central Hong Kong, SAR, China

        Re: MFC Bancorp Ltd.
        Form 20-F for the Fiscal Year Ended December 31, 2004
        Filed April 6, 2005
        File No. 1-04192

Dear Mr. Smith:

 We have completed our review of your Form 20-F and related
filings and have no further comments at this time.

        Sincerely,

        Martin James
        Senior Assistant Chief Accountant